Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 16, 2017

Re:	Denim.LA, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed August 8, 2017

File No. 024-10718

Dear Mr. Reynolds:

Thank you for your comments of August 4, 2017 regarding the Offering Statement of Denim.LA, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Risk Factors, page 7

Investors may be subject to an Investment Management Agreement …, page 9

1. We note your response to comment 3 and reissue the comment. Please add a section to the securities being offered section specifically discussing the investment management agreement. Such disclosure should set forth the material terms of the investment management agreement, including the provisions that limit stockholder rights. For example only, we note provision 8.2.2 requires each purchaser to reimburse the manager for expenses in connection with defending a claim covered under the indemnification clause. Also clarify whether the investment management agreement would allow the manager to vote the securities following conversion into common stock. Clarify all fees or other forms of compensation, direct or indirect, related to this investment management agreement.

The disclosure on Page 42 has been amended to include additional summarization of the terms of the Investment Management Agreement (the “Agreement”). Further, the Risk Factors on page 9 has been amended to include a discussion of the indemnification clause and effectiveness of the Agreement following conversion to common stock.

As noted in the disclosure, SI Securities, LLC is not receiving any compensation under the Agreement and is required to bear any administrative costs for acting under the terms of the Agreement. The purpose of the Agreement is to act as a perk for issuers choosing to use SI Securities, LLC as a placement agent for their offering under Regulation A.

As is the case with the Company here, many companies considering use of Regulation A are smaller, or early-stage companies that do not have the resources to implement a sophisticated investor relations program. Prior to the Regulation A offering, those issuers may only have experience with receiving investment from institutional investors, or a limited number of accredited investors. In those instances, investor relations are easily managed through email; taking on hundreds, or possibly thousands, of investors appears to be a daunting task that prevents an issuer from considering use of Regulation A, even with the engagement of a registered transfer agent.

Under the Agreement, the Company also receives certainty regarding the elective actions of investors subject to the Agreement. For instance, should the Company proceed to a Registered offering in the future, it wants certainty that any classes of Preferred Stock are converted to Common Stock under the terms of its Certificate of Incorporation. Without SI Securities, LLC being able to impose uniformity on all holders subject to the Agreement following a vote, the Company may have experience shareholders from this Offering that have not converted their Preferred Stock to Common Stock, potentially leading to additional compliance burdens.

The Company understands that communications and voting may be facilitated through the services of its chosen transfer agent, but the additional investor management services and certainty received by having investors subject to the Agreement provides worthwhile benefits to the Company.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Denim.LA, Inc. filed August 8, 2017. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,
/s/Andrew Stephenson

Andrew Stephenson
KHLK LLP

cc: Mark Lynn

Chief Executive Officer

Denim.LA, Inc.

8899 Beverly Blvd., Suite 600

West Hollywood, CA 90069